UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                Commission File Number: 000-15888



(Check One):  [ ] Form 10-KSB   [ ] Form 20-F    [ ] Form 11-K
              [X] Form 10-QSB   [ ] Form N-SAR   [ ] Form N-CSR

               For Period Ended:   March 31, 2006

     [ ]  Transition Report on Form 10-K and Form 10-KSB
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q and Form 10-QSB
     [ ]  Transition Report on Form N-SAR

     For the Transition Period Ended: ______________________



     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________________________________________



                             PART I
                     REGISTRANT INFORMATION

     Full Name of Registrant:  IGENE BIOTECHNOLOGY, INC.

     Former Name if Applicable:  NA

     Address of Principal Executive Office:  9110 RED BRANCH ROAD

     City, State and Zip Code:  COLUMBIA, MARYLAND 21045-2024

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                             PART II
                     RULES 12b-25(b) AND (c)

     If   the   subject  report  could  not  be   filed   without
unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

          (a)  The  reasons  described  in  reasonable detail  in
               Part  III  of  this  form  could not be eliminated
               without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form
               11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
     [X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c)  The  accountant's  statement   or   other  exhibit
               required by Rule 12b-25(c) has been attached if applicable.


                            PART III
                            NARRATIVE

     State  below in reasonable detail the reasons why the  Forms
10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          Additional time is needed for the Registrant to have its review completed and file its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006. Berenson LLP, its independent registered public accounting firm, is awaiting certain financial information and related documentation from the Registrant but primarily the joint venture in which the Registrant is a 50% participant together with Tate & Lyle PLC ("Tate & Lyle"). The joint venture produces Aquasta(TM) for the aquaculture industry at Tate & Lyle's Selby, England facility. Due to the multiple and geographic locations of the accounting records for the joint venture, this information gathering process is made more difficult. A statement signed by Berenson LLP stating the reasons why it is unable to furnish the required certification at this time is attached as an exhibit and incorporated by reference.

          Based   upon   its  current  schedule,  the  Registrant
     anticipates that it will be in a position to file  its  Form
     10-QSB by the 5th calendar day following the prescribed due date of the Form 10-QSB.

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                               PART IV
                          OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Edward J. Weisberger                          (410) 997-2599
     ____________________________________________________________
     (Name)                        (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                 [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                 [ ] Yes   [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                      IGENE BIOTECHNOLOGY, INC.
            ____________________________________________
            (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



     Date: May 15, 2006           By: /S/ EDWARD J. WEISBERGER
                                      ___________________________
                                          EDWARD J. WEISBERGER
                                          Chief Financial Officer

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                          EXHIBIT INDEX


Exhibit 99 - Auditor's Statement

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